

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Neena A. Reddy
General Counsel and Secretary
Blue Owl Capital Inc.
99 Park Avenue 38th Floor
New York, NY 10022

> **Re: Blue Owl Capital Inc.**
> **Registration Statement on Form S-1**
> **Filed October 4, 2021**
> **File No. 333-260031**

Dear Ms. Reddy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance